FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of the fund: Thrivent Church Loan and Income Fund

3.	Securities and Exchange Commission File No.: 811-23362

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application	☐ Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jennifer R. McCoy K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950 (617) 951-9167 Jenn.McCoy@klgates.com	John D. Jackson Secretary and Chief Legal Officer Thrivent Church Loan and Income Fund 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402-3211 (612) 844-7190 Jay.Jackson@thrivent.com

7.

Name, address and telephone number of the individual(s) and/or entity(ies) responsible for maintenance and preservation of the fund’s records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

(1)	Thrivent Asset Management, LLC (records related to its function as investment adviser and administrator)

901 Marquette Avenue

Suite 2500

Minneapolis, MN 55402-3211

(612) 844-7190

4321 N. Ballard Rd.

Appleton, WI 54914

(2)	State Street Bank and Trust Company (records related to its function as custodian)

One Lincoln Street

Boston, MA 02111

(617) 786-3000

(3)	Thrivent Financial Investor Services Inc. (records related to its function as transfer agent)

901 Marquette Avenue

Suite 2500

Minneapolis, MN 55402-3211

(612) 844-7190

(4)	DST Systems, Inc. (records related to its function as sub-transfer agent)

430 W. 7th Street

Kansas City, Missouri 64105

(816) 654-6067

(5)	Thrivent Distributors, LLC (records related to its function as principal underwriter)

901 Marquette Avenue

Suite 2500

Minneapolis, MN 55402-3211

(612) 844-7190

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of the fund (check only one):

☒  Management company;

☐  Unit investment trust; or

☐  Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐  Open-end              ☒  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Thrivent Asset Management, LLC, an indirect, wholly-owned subsidiary of Thrivent Financial for Lutherans

901 Marquette Avenue

Suite 2500

Minneapolis, MN 55402-3211

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Thrivent Distributors, LLC

901 Marquette Avenue

Suite 2500

Minneapolis, MN 55402-3211

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Manager’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes                     ☒  No

If Yes, for each UIT state:

Name:

File No.:

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 ☒  Yes    ☐  No

If Yes, state the date on which the board vote took place: March 3, 2023

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 ☐  Yes    ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval was not required by the fund’s governing instrument.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                 ☒  Yes    ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 20, 2023

(b)	Were the distributions made on the basis of net assets?

                 ☒  Yes    ☐  No

(c) Were the distributions made pro rata based on share ownership?

                 ☒  Yes    ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

                 ☒  Yes    ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 100%. The fund’s sole shareholder was an affiliated person.

17.	Closed-end funds only:

Has the fund issued senior securities?

                 ☐  Yes     ☒  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

                 ☒  Yes     ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                 ☐  Yes     ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

                 ☐  Yes    ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

                 ☐  Yes    ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                 ☐  Yes    ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $46,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

(1)	Proxy solicitation expenses: Not Applicable

(2)	Printing, mailing and other administrative expenses: $272

(iv)	Total expenses (sum of lines (i)-(iii) above): $46,272

(b)

How were those expenses allocated? Expenses are allocated to Fund assets pursuant to contractual arrangements. However, due to expense waivers, all costs related to the liquidation are effectively borne by the Fund’s investment adviser.

(c)	Who paid those expenses? See above.

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                 ☐  Yes     ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

                 ☐  Yes     ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                 ☐  Yes     ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Thrivent Church Loan and Income Fund, (ii) he is an officer of Thrivent Church Loan and Income Fund and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ John D. Jackson
Name: John D. Jackson
Title: Secretary and Chief Legal Officer
Date: April 24, 2023